1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

February 1, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Ashley Vroman-Lee

Re:	UBS Money Series (“Registrant”)
File No. 811-08767

Dear Ms. Vroman-Lee:

This letter responds to comments that you provided to Stephen Cohen and Melissa O’Neill of Dechert LLP in a telephonic discussion on December 28, 2016 with respect to Amendment No. 55 to the Registrant’s registration statement filed pursuant to Section 8(b) under the Investment Company Act of 1940, as amended (“1940 Act”), on November 16, 2016 (the “Registration Statement”), relating to Limited Purpose Cash Investment Fund (the “fund”). We have summarized the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

Part A

1.

Comment:  Under the section captioned “Information on liquidity fees and redemption gates,” the Registrant states that, in the event of the imposition or termination of a liquidity fee or redemption gate, “the fund may make such announcements through a press release or by other means.” If the fund will make such announcements through other means, please explain those other means.

Response:  As disclosed in the Registration Statement, in the event of the imposition or termination of a liquidity fee or redemption gate, the Registrant would report the event “to the SEC on Form N-CR … [s]uch information will also be available on the fund’s website … [i]n addition, the fund may make such announcements through a press release or by other means.” The Registrant may determine that under the facts and circumstances at the time of such an event it would be appropriate to go beyond the minimum regulatory requirements to file a Form N-CR and to post an announcement on a website in an effort to facilitate further dissemination of material information. “Other means” may include a supplement to the Registration Statement or an affirmative outreach to investors or financial intermediaries alerting them to the occurrence and referring them to an SEC Form N-CR filing or a website for further details. Indeed, the Registrant is aware of the Staff’s guidance in response to Question #15 of 2014 Money Market Fund Reform Frequently Asked Questions published by the SEC Division of Investment Management that a fund “file a prospectus supplement pursuant to rule 497 of the [Securities Act of 1933] disclosing that a fee or gate is currently in place (or that a fee or gate has been removed)”; however, given that the fund’s shares are not registered under the 1933 Act, such a filing would not be under Rule 497, but as a further amendment to the Registration Statement.

Part B

2.

Comment:  Under the section captioned “Fundamental investment limitations,” the Registrant states the following interpretation applies to, but is not a part of, the fund’s fundamental investment limitation regarding concentration of investments in a particular industry: “US banking (including US finance subsidiaries of non-US banks) and non-US banking will be considered to be different industries.” Please explain why US and non-US banks are considered to be different industries. Please also explain the test for whether an issuer is an US issuer or non-US issuer. Please also explain why investments in an US finance subsidiary of a non-US bank are categorized as US banks.

Response:  With respect to why US and non-US banks are considered to be different industries, please see Appendix A, excerpted prior correspondence with the Staff on behalf of another registrant in the same fund complex. We note that the Staff has conveyed similar comments over the past several years, and that other funds in the complex have provided similar responses as they take a consistent approach in this area. Please see Appendix A, excerpted prior correspondence with the Staff (SEC Accession No. 0001104659-15-081583).

In connection with the Staff’s comment regarding the test for whether an issuer is a US issuer or a non-US issuer, the Registrant maintains that its position with respect to treating a US finance subsidiary of a non-US bank as a US issuer is consistent with long-standing SEC Staff guidance that permits an issuer to be deemed a US issuer if it is organized under the laws of the US (e.g., if a non-US bank establishes a separate Delaware company as its US finance subsidiary, that Delaware company is permitted to be considered a US company).

With respect to why investments in a US finance subsidiary of a non-US bank are categorized as in the US banking industry, the Registrant believes that a US finance subsidiary of a non-US bank may be appropriately categorized in the same industry as US banks given that they may share similar economic characteristics.

3.

Comment:  Under the section captioned “Fundamental investment limitations” the Registrant states that the following interpretation applies to, but is not a part of, the fund’s fundamental investment limitation regarding concentration of investments in a particular industry: “taxable municipal securities will not be considered municipal securities for purposes of this industry concentration limitation.” Please explain why taxable municipal securities will not be considered municipal securities.

Response:  The Registrant’s approach reflects previously conveyed SEC Staff positions. Consistent with the Staff’s position in Release No. IC-9785 (May 31, 1977), only tax-exempt municipal securities are not considered to be part of any industry for the purposes of a fund’s investment policy with respect to the concentration of investments. This interpretation was adopted by funds in the same complex in conformance with the Staff’s own policy pronouncements.

4.	Comment: Please include disclosure regarding the fund’s valuation of fund shares using a floating net asset value (“FNAV”) in Item 23 “Purchase, Redemption and Pricing of Shares.”

Response:  Consistent with Footnote 939 of Release No. IC-31166 (July 23, 2014), the Registrant includes disclosure regarding the fund’s use of FNAV in Item 11 “Shareholder Information.” Accordingly, given that the fund discloses the fund’s use of FNAV earlier in the Registration Statement, the Registrant respectfully declines to make changes in Item 23 in response to this comment.

*        *        *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Assistant Secretary of UBS Money Series
Jack W. Murphy – Dechert LLP

Appendix A

15.

Comment:  In the section captioned “The funds’ investments, related risks and limitations” and sub-captioned “Investment limitations of the funds—Fundamental investment limitations,” the SAI states the following interpretation that applies to, but is not a part of, the Funds’ fundamental limitation regarding concentration of investments in a particular industry: “US banking (including US finance subsidiaries of non-US banks) and non-US banking will be considered to be different industries.” The SEC staff queries whether it is appropriate to distinguish between industries based on geographical location, and requests that the Registrant please revise the disclosure as needed or explain supplementally the reason that the Registrant includes this interpretation in the SAI disclosure.

Response:  Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a Fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(E) concentrating investments in a particular industry or group of industries.

The statute gives a Fund some flexibility to define its own policy on concentration of investments. In 1983, the SEC Staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 provided guidance from the Staff regarding concentration of investments in particular industries. Guide 19 stated:

In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the “Directory”) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC Staff and registrants continue to rely on them.

For the reasons discussed below, the Registrant believes this disclosure accurately reflects the result of the Funds’ methodology for classifying investments for concentration compliance testing and that this methodology is consistent with applicable law and guidance.

Each Fund (with certain enumerated exceptions) is subject to a fundamental investment limitation that the Fund “will not ‘concentrate’ its investments in a particular industry.” The Registrant notes that this limitation relates to a Fund’s investing in a single industry, and does not restrict a Fund from investing more than 25% of its assets in a “group of industries”. The Registrant respectfully notes that it includes the description of this interpretation in the Funds’ SAI in order to alert investors of the result of certain aspects of the industry classification methodology used by the Funds for purposes of measuring compliance with the Funds’ limitation on concentration that may not otherwise be readily apparent.

In this regard, the Funds’ custodian and recordkeeping agent, transfer and dividend agent, State Street Bank and Trust Company (“State Street”), at the direction of UBS AM, classifies each Fund investment for industry testing at the time of investment using the standard industry classification system published by Bloomberg (“Bloomberg Classification System”). The Bloomberg Classification System codes distinguish between (i) commercial banks—non-US (code 675), (ii) commercial banks—central US (code 148), (iii) commercial banks—eastern US (code 147), (iv) commercial banks—southern US (code 149), and (v) commercial banks—western US. Accordingly, Fund portfolio securities issued by US and non-US banking entities are classified in different industries based on the Funds’ industry classification methodology.

The Registrant notes that US banks and non-US banks typically are subject to different regulatory regimes and generally have different lending and borrowing exposures. The Registrant respectfully notes that, consistent with the instructions under Guide 19, the Funds’ methodology results in a narrowly-focused industry definition, by contrast to a definition “so broad that the primary economic characteristics of the companies in a single class are materially different.” Accordingly, the Registrant believes that using the Registrant’s methodology to classify Fund investments is reasonable under the instruction under Guide 19.

Guide 19 further notes that registrants selecting their own industry classifications should disclose them. The interpretation has been fully disclosed to investors, and it has not changed over that time. In addition, the interpretation was included alongside the description of the fundamental investment limitation on concentration when that limitation was submitted for shareholder approval in 2008. The Registrant also respectfully notes that this interpretation has previously been reviewed by the SEC staff.

Accordingly, the Registrant respectfully declines to revise the disclosure.

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